Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	MARCH 20, 2019

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended December 31, 2018 (“Q4 2018” or the “Quarter”, the year ended December 31, 2018 (the “Year”) and the period ended March 20, 2019). It should be read in conjunction with the Audited Consolidated Financial Statements of Caledonia for the Year (“the Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Zimbabwe Monetary Conditions

4.10.	Opportunities and Outlook

4.11.	Sale of Eersteling Gold Mine

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Estimates

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Pursuant to the signing of an agreement announced on November 6, 2018, Caledonia intends to purchase a further 15% of Blanket from one of Blanket’s indigenous shareholders. The transaction, which is discussed further in section 4.8, remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities. Caledonia continues to consolidate Blanket, as explained in note 6 to the Consolidated Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	3 months ended December 31		12 months ended December 31		Comment
	2017	2018	2017	2018
Gold produced (oz)	16,425	14,952	56,133	54,511	Production was lower primarily due to lower grade.
On-mine cost per ounce ($/oz)[1]	556	688	633	690	Higher on-mine costs were largely due to lower grades which reduced the amount of gold extracted from each tonne of material mined and processed.
All-in sustaining cost ($/oz) (“AISC”)[2]	901	774	847	802	Notwithstanding higher on-mine costs, AISC per ounce was lower due to the Export Credit Incentive (“ECI”) which increased from 2.5% to 10% of revenues from February 2018.
Average realised gold price ($/oz)[1]	1,256	1,205	1,243	1,245	The average realised gold price reflects the market price of gold.
Gross profit[2]	8,411	5,374	26,321	21,587	Gross profit was lower due to lower production and higher production cost; gross profit for the Quarter was also adversely affected by the lower realised price of gold compared to the fourth quarter of 2017 (“Q4 2017” or the “comparable quarter”).
Net profit attributable to shareholders	3,232	2,784	9,384	10,766	Lower attributable profit in the Quarter reflects the lower gross profit, partially offset by the increased ECI. For the Year, lower gross profit was more than offset by higher ECI and a reduction in other charges such as foreign exchange losses and share- based payment expenses.

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” “average realised gold price” and “Adjusted earnings per share” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

	3 months ended December 31		12 months ended December 31		Comment
	2017	2018	2017	2018
Adjusted earnings per share (“EPS”)[1] - cents	47.9	21.1	135.4	131.5	Lower adjusted EPS in the Quarter reflects lower net profit which was augmented by a reversal of foreign exchange losses, reduced deferred tax and the deduction of profit arising on the liquidation of the provident fund. Adjusted EPS for the Year was lower, notwithstanding higher attributable profit, due to the reversal of foreign exchange losses, the deduction of profit arising on the liquidation of the provident fund and a lower deferred tax charge.
Net cash and cash equivalents	12,756	11,187	12,756	11,187	Net cash and cash equivalents were lower due to the continued high level of capital expenditure and lower net cash from operating activities.
Net cash from operating activities	7,914	5,079	24,512	17,667	Net cash from operating activities was lower due to an increase in working capital

Safety

Regrettably two fatal mining-related accidents occurred in the Year on February 23, 2018 and on July 12, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incidents. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures through increased training activities: all mine employees will participate in a 5-day programme, focusing on safety behaviour and safe mining practices; all mining supervisors have been retrained on rock engineering and recognizing hazards. Safety is discussed further in section 4.1.

Production and earnings

14,952 ounces of gold were produced during the Quarter, 9% lower than in the comparable quarter; 54,511 ounces of gold were produced in the Year, 2.9% lower than in 2017. Production for the Year was in line with the production guidance range of between 54,000 and 56,000 ounces, which was published on October 11, 2018.

Adjusted EPS for the Year was 131.5 cents, which is lower than the guidance of 140 to 150 cents per share which was published on October 11, 2018. The shortfall against guidance was largely due to higher operating costs and non-cash accounting adjustments which reduced the deferred tax charge which is added back to IFRS earnings to arrive at adjusted earnings.

Resource upgrade

On September 20, 2018 Caledonia announced a further upgrade to the resource base at Blanket. Total Measured and Indicated gold ounces at Blanket increased by 13% to 805,000 ounces as at July 2018. Inferred gold resources at Blanket increased by 9% to 963,000 ounces as at July 2018. The resource upgrade marks the seventh successive year of sustained resource growth at Blanket. Blanket’s resources have grown by approximately 86% since 2011 despite mining over 300,000 ounces over this period. This resource upgrade further vindicates the decision taken in November 2017 to extend the Central Shaft from the initial planned depth of 1,080 metres to 1,204 metres.

Zimbabwe Monetary Conditions

The shortage of foreign currency has been a long-standing difficulty in Zimbabwe which has worsened following a policy announcement by the Reserve Bank of Zimbabwe (“RBZ”) on October 1, 2018. The main elements of the policy were that gold producers would receive 30% of their gold proceeds in US Dollars into their Foreign Currency Account (“FCA”) and the balance into the Real Time Gross Settlement account (“RTGS account”) as RTGS or Bond Dollars (“RTGS Dollars”).

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners engaged with the Government of Zimbabwe and the RBZ, which increased the FCA allocation for large scale gold miners from 30% to 55% of their gold proceeds in FCA with effect from November 12, 2018.

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between RTGS Dollars and other foreign currencies. In terms of this new policy, gold producers will continue to receive 55% of their gold proceeds in US Dollars into their FCA and the balance will be received in RTGS Dollars at the prevailing inter-bank rate. Blanket will use the RTGS Dollar component of its gold proceeds to settle its local liabilities (wages, taxation, electricity and local procurement); the US Dollar component is intended to fund offshore purchases of consumables and capital equipment. An additional measure in this policy announcement is that the ECI programme has been cancelled; as announced by the Company on February 27, 2019 this will reduce Caledonia’s earnings per share for 2019 by 40 to 46 cents per share, as discussed further in section 4.10.

It is hoped that the inter-bank trading mechanism will address the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices.

Provided the RTGS/US Dollar exchange rate used to calculate Blanket’s RTGS-denominated gold receipts is at an inter-bank rate that recognises economic fundamentals and Blanket continues to receive its gold proceeds promptly and in full, management is optimistic the revised policy may create a more stable economic environment. Investors should recognize that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

Dividend Policy

Caledonia’s dividend policy is to pay a dividend of 6.875 United States cents per share at the end of January, April, July and October. The profitability and cash generation of Blanket Mine remains strong. As noted above and as discussed further in section 4.9, monetary conditions in Zimbabwe have worsened since mid-October and there is an increased risk that Caledonia may not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

Revised Central Shaft Project

The shaft is currently at a depth of 1,150 metres. Shaft sinking is expected to be completed in the middle of 2019 and the shaft is expected to be commissioned in mid-2020. Work on the Central Shaft has been adversely affected by power outages and insufficient foreign currency. These factors have resulted in less development being achieved than planned, which will result is a slower production ramp-up. Production is now expected to be approximately 75,000 ounces in 2021 increasing to approximately 80,000 ounces in 2022. Further progress on the Central Shaft depends on the continued availability of sufficient foreign currency, as discussed above.

Sale of Eersteling Gold Mining Company Limited

Eersteling Gold Mining Company Limited (“Eersteling”) is a South African subsidiary which is consolidated as part of the Company and has been on care and maintenance since 1997.On May 31, 2018 the Group entered into an agreement to sell two Eersteling rock dumps for a combined cash consideration of ZAR 3 million ($217). The proceeds were received in full as at December 31, 2018 and have been recognised as other income in the Quarter and the Year.

On July 12, 2016 Caledonia entered into an agreement to sell the shares of Eersteling for a cash consideration of $3 million and a non-refundable deposit of ZAR 5 million of which ZAR 2 million was received. This agreement lapsed in December 2017 due to the failure of the purchaser to pay the purchase consideration. On May 31, 2018 the Group entered into a new share sale agreement in terms of which the purchase price of $3 million would be settled through three instalments of $1 million (or the South African rand equivalent) payable on the completion date and 12 and 18 months thereafter. The first instalment was received in February 2019 after which ownership of Eersteling (and all future risks and rewards) was transferred to the purchaser.

Strategy and Outlook

Caledonia’s strategic focus is the implementation of the investment plan at Blanket, the main component of which is the Central Shaft project, which is outlined in section 4.7. Caledonia’s board and management believe the successful completion of the Central Shaft is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia intends to evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

As noted above and as discussed in section 4.9, difficulties in obtaining adequate foreign currency may jeopardise Caledonia’s ability to implement its strategy.

  SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the three months ended December 31, 2018 and 2017 and the years to December 31, 2018, 2017 and 2016 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended December 31		12 months ended December 31
	2017	2018	2016	2017	2018
Revenue	19,599	17,495	61,992	69,762	68,399
Royalties	(986)	(877)	(2,923)	(3,498)	(3,426)
Production costs	(9,188)	(10,060)	(32,086)	(36,180)	(39,315)
Depreciation	(1,014)	(1,184)	(3,491)	(3,763)	(4,071)
Gross profit	8,411	5,374	23,492	26,321	21,587
Net other income	535	2,001	1,275	2,399	6,765
Administrative expenses	(1,370)	(1,840)	(7,263)	(5,911)	(6,465)
Net foreign exchange (loss)/gain	(396)	338	(505)	(380)	223
Cash-settled share-based expense	(369)	135	(618)	(976)	(315)
Equity-settled share-based expense	—	—	(170)	(835)	(14)
Sale of Blanket Mine treasury bills	—	—	3,202	—	—
Margin call on hedge	—	—	(435)	—	(360)
Operating profit	6,811	6,008	18,978	20,618	21,421
Net finance cost	(7)	(78)	(176)	(31)	(220)
Profit before tax	6,804	5,930	18,802	20,587	21,201
Tax expense	(2,815)	(2,344)	(7,717)	(8,691)	(7,445)
Profit for the year	3,989	3,586	11,085	11,896	13,756
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	350	(167)	262	373	(676)
Total comprehensive income for the year	4,339	3,419	11,347	12,269	13,080

Profit attributable to:
Owners of the Company	3,232	2,784	8,526	9,384	10,766
Non-controlling interests	757	802	2,559	2,512	2,990
Profit for the year	3,989	3,586	11,085	11,896	13,756
Total comprehensive income attributable to:
Owners of the Company	3,582	2,617	8,788	9,757	10,090
Non-controlling interests	757	802	2,559	2,512	2,990
Total comprehensive income for the year	4,339	3,419	11,347	12,269	13,080

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (cont’d)

	3 months ended December 31		12 months ended December 31
	2017	2018	2016	2017	2018
Earnings per share (cents) (i)
Basic	29.5	25.1	79.5	86.5	98.9
Diluted	29.4	25.2	79.0	86.3	98.9

Adjusted earnings per share (cents) (i) (ii)
Basic	47.9	21.1	98.6	135.4	131.5

(i)	Earnings per share (“EPS”) and adjusted EPS for current and prior periods have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.
(ii)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures.

Revenues in the Quarter were 10.7% lower than in Q4 2017 due to a 7.0% decrease in ounces sold from 15,594 ounces in Q4 2017 to 14,510 ounces in the Quarter and a 4.0% decrease in the average realised price of gold from $1,256 per ounce in Q4 2017 to $1,205 per ounce in the Quarter. Sales in the Quarter excluded 442 ounces of gold which is included as work-in-progress which was sold in early January 2019. Revenues in the Year were 2.0% lower than the previous year due to 2.0% reduction in ounces sold from 56,136 ounces in 2017 to 54,510 ounces in 2018. The royalty rate payable to the Government of Zimbabwe was unchanged at 5% in the Quarter and the Year. Production for the Quarter and the Year is discussed in section 4.3 of this MD&A.

Production costs in the Quarter increased by 9.5% compared to the comparable quarter and by 8.7% in the Year compared to the previous year. The increase in costs in the Quarter was due to the lower grade and higher costs of labour, variable consumables and electricity; the increase in costs in the Year was due to the lower grade. Costs are discussed further in section 4.6 of this MD&A. Depreciation increased by 16.8% in the Quarter compared to the comparable quarter and by 8.2% in the Year, due to more items of property, plant and equipment being brought into use and depreciated.

Net other income in the Quarter increased by 274% compared to the comparable quarter and by 182% in the Year compared to the previous year. Net other income in the Quarter includes the ECI received from the Government of Zimbabwe of $1,752 (Q4 2017, $689). In terms of the scheme, which commenced in 2016, Blanket receives an ECI as a percentage of its gold sales which is received into Blanket’s RTGS account in Zimbabwe. In 2017 the ECI was calculated at 3.5% of revenues, falling to 2.5% of revenues from January 1, 2018. In February 2018, the governor of the RBZ announced an increase in the ECI from 2.5% to 10% of revenues. ECI revenues for the Year were $6,482 (2017, $2,446). ECI is recognised as “Other Income – Government Grant” on a receivable basis. Net income for the Quarter and the Year also includes $217 (2017, nil) in respect of the sale of rock dumps at Eersteling and $363 (2017, nil) in respect of the liquidation of a provident fund; further information on these items is set out in note 10 to the Consolidated Financial Statements. Net other income includes an expense of $208 (2017, $12) due to items of property, plant and equipment that were impaired in the Quarter and a charge of $115 (2017, nil) in respect of intermediate monetary transfer tax which is a new tax measure levied on certain banking transactions in Zimbabwe which was introduced in the Quarter.

General and Administrative (“G&A”) expenses comprise the costs of Caledonia’s offices in Johannesburg, St Helier, Harare and London and include the costs of Caledonia’s board and executives, the finance and procurement teams based in Johannesburg, investor relations, corporate development, legal and secretarial costs and the costs of holding Eersteling. G&A costs increased in the Quarter by 34.3% compared to the comparable quarter and by 9.4% in the Year compared to the previous year. G&A costs are analysed in note 13 to the Consolidated Financial Statements and are discussed in section 4.6 of this MD&A.

Foreign exchange movements relate to gains and losses arising on US Dollar-denominated cash balances and realised foreign exchange transactions for the purchase of capital and consumable goods for Blanket.

The cash-settled share-based payment credit or charge reflects an accrual (or reversal thereof) for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards which were made in previous quarters under the Company’s 2015 Omnibus Equity Incentive Compensation Plan to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Units (“PSUs”). RSUs and PSUs were originally granted to be settled in cash. Following expressions of interest by certain members of management in accepting shares in payment for some or all of their LTIP awards, the board approved amendments to the LTIP awards on May 8, 2018 to allow for settlement in cash, shares or a combination of both. The LTIP credit in the Quarter was $139 (2017: charge of $369); the charge for the Year was $315 (2017: $976). The charge reflects a combination of factors which include: the change in the Company’s share price (which decreased from $6.83 to $5.30 in the Quarter and from $7.39 to $5.30 in the Year); the increase in the number of RSUs due to the re-investment of attributable dividends; and the erosion of the time period until vesting. Further information on the calculation of the charge is set out in note 27.2 to the Consolidated Financial Statements. Subsequent to December 31, 2018, the Company made aggregate payments of $1,216 and issued 93,664 new shares in settlement of awards which vested before the date of the MD&A and also made further LTIP awards as announced on January 14, 2019.

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the price of gold exceeded $1,195 per ounce.

The tax expense comprises the following:

Analysis of Consolidated Tax expense for the Year
($’000’s)
	UK	Zimbabwe	South Africa	Total
Income tax	17	2,886	695	3,598
Withholding tax	110	—	75	185
Deferred tax	—	3,708	(46)	3,662
	127	6,594	724	7,445

The overall effective taxation rate in the Quarter was 39.5% compared to 41.4% in the comparable quarter; the overall effective tax rate for the Year was 35% compared to 42% in the previous year. The largest components of the tax expense for the Year are Zimbabwean income tax of $2,886 (2017: $3,248) and deferred tax of $3,708 (2017: $3,710). The effective Zimbabwean income tax rate was 11.7% on the pre-tax profits at Blanket Mine, which is lower than the income tax rate of 25.75% due to the continued high level of capital investment at Blanket: 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax. The Zimbabwean deferred tax charge reflects the difference between the accounting and tax treatments of capital investment.

The income tax charge arising in South Africa is taxation on inter-company profits.

Withholding tax in the UK and South Africa is Zimbabwean withholding tax on dividends and management fees respectively, which is for the account of the recipient.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 6 of the Consolidated Financial Statements.

The adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance. Refer to section 10 of this MD&A for a reconciliation of adjusted EPS to EPS on an IFRS basis. In previous periods adjusted EPS has been higher than IFRS EPS due to the add back of deferred taxation which, since early 2015 has been a significant adjusting factor due to the high level of capital investment at Blanket. Adjusted EPS was lower than EPS on an IFRS basis for the Quarter due to a change in estimate that reduced the deferred tax expense in the Quarter.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2016	2017	2018
Cash flows from operating activities
Cash generated from operating activities	25,671	28,885	21,119
Net interest	(194)	(161)	(108)
Tax paid	(2,466)	(4,212)	(3,344)
Net cash from operating activities	23,011	24,512	17,667

Cash flows from investing activities
Acquisition of property, plant and equipment	(19,885)	(21,639)	(20,192)
Proceeds from property, plant and equipment	3	—	—
Net cash used in investing activities	(19,882)	(21,639)	(20,192)

Cash flows from financing activities
Dividends paid	(2,994)	(3,310)	(3,497)
Term loan repayments	—	(1,500)	(1,500)
Term loan proceeds	3,000	—	6,000
Term loan – transaction cost	(73)	—	(60)
Share issue	433	246	—
Share repurchase	—	(146)	—
Net cash from/(used in) financing activities	366	(4,710)	943

Net increase/(decrease) in cash and cash equivalents	3,495	(1,837)	(1,582)
Effect of exchange rate fluctuations on cash held	(40)	258	13
Net cash and cash equivalents at beginning of the period	10,880	14,335	12,756
Net cash and cash equivalents at end of the period	14,335	12,756	11,187

Cash generated from operating activities is analysed in note 29 to the Consolidated Financial Statements; cash generated by operations before working capital changes in the Year was $25,785 compared to $26,808 in the previous year. Operating profit for the Year was slightly higher than in the previous year and cash generated by operations before working capital changes was 3.7% lower than the previous year. However, cash flows from operating activities in the Year were 28% lower than the previous year due to an increase in working capital of $4,666 compared to a reduction in working capital in 2017 of $2,007. The main reason for the reversal in working capital was a reduction in trade and other payables, within which the largest factor was the reduction in the amount owed to the Zimbabwe Electricity Supply Agency (“ZESA”).

Net investment in property, plant and equipment remains high in terms of the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid relate to the quarterly dividend paid by Caledonia in the Year and the portion of the dividends declared by Blanket which are paid to Blanket’s indigenous Zimbabwean shareholders after deduction of the amounts which are used to repay their facilitation loans and advance dividends as explained in note 6 to the Consolidated Financial Statements.

The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2018, December 31, 2017 and December 31, 2016 prepared under IFRS.

Consolidated Statements of Financial Position
($’000’s)	Dec 31	Dec 31	Dec 31
	2016	2017	2018
Total non-current assets	64,917	82,143	97,525
Inventories	7,222	9,175	9,427
Prepayments	810	709	866
Trade and other receivables	3,425	4,962	6,392
Cash and cash equivalents	14,335	13,067	11,187
Assets held for sale	—	—	296
Total assets	90,709	110,056	125,693
Total non-current liabilities	21,560	25,243	34,687
Short-term portion of term loan facility	1,410	1,486	—
Trade and other payables	8,077	12,660	10,051
Income tax payable	345	1,145	1,538
Bank overdraft	—	311	—
Liabilities associated with assets held for sale	—	—	609
Total liabilities	31,392	40,845	46,885
Total equity	59,317	69,211	78,808
Total equity and liabilities	90,709	110,056	125,693

Non-current assets increased due to the continued investment in terms of the Central Shaft project and investment to sustain existing operations.

Inventory levels have increased partly due to Blanket carrying higher stock levels to protect against unexpected delays at the border between South Africa and Zimbabwe and the requirement to increase stock levels of parts for equipment which is increasingly being used in the declines pending completion of the Central Shaft.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 19 to the Consolidated Financial Statements and include $2.7 million (December 31, 2017: $1.4 million) due from Fidelity Printers and Refiners Limited (“Fidelity”) in respect of gold deliveries prior to the close of business on December 31, 2018 and $2.7 million (December 31, 2017: $2.9 million) due from the Government of Zimbabwe in respect of VAT refunds. All of the amount due from Fidelity at December 31, 2018 was received shortly after the end of the Quarter. The amount due in respect of VAT refunds, although lower than at the end of the previous year, remains somewhat high; Blanket continues its strenuous efforts to secure repayment of the amounts due to it or to off-set amounts due to the Zimbabwe Revenue Authority (“ZIMRA”) under other tax heads against the amount due to it from ZIMRA in respect of outstanding VAT refunds. In January and February 2019, $1.2 million was received in respect of VAT refunds.

In October 2016 Blanket entered into a $3 million two-year term loan; the final amount of $374 was repaid in October 2018. Blanket has a $4 million overdraft facility of which none was drawn at December 31, 2018. In December 2018 Blanket drew down a $6m three-year facility which is repayable in a single repayment in December 2021; this loan is included in non-current liabilities.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Mar 31 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018
Revenue from operations	16,449	15,484	18,230	19,599	18,059	16,198	16,647	17,495
Profit attributable to owners of the Company	2,338	694	3,120	3,232	3,154	2,604	2,224	2,784
Earnings per share – basic (cents)	21.5	6.1	29.4	29.5	29.3	24.1	20.4	25.1
Earnings per share – diluted (cents)	21.4	6.1	29.4	29.4	29.2	24.1	20.4	25.2
Net cash and cash equivalents	11,722	10,878	11,830	12,765	13,380	5,308	5,896	11,187

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

4.       OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
Fatal	0	1	1	0	1	0	1	0
Lost time injury	0	1	5	0	1	3	1	0
Restricted work activity	12	3	2	4	6	5	4	1
First aid	1	7	1	2	1	2	6	0
Medical aid	6	11	9	4	4	2	1	6
Occupational illness	1	0	0	0	0	0	0	0
Total	20	23	18	10	13	12	13	7
Incidents	10	10	10	11	7	10	8	7
Near misses	4	9	6	2	4	1	2	4
Disability Injury Frequency Rate	0.00	0.33	0.95	0.00	0.31	0.44	0.29	0.00
Total Injury Frequency Rate	3.51	3.81	2.86	1.57	2.03	1.77	1.78	1.12
Man-hours worked (thousands)	1,140	1,206	1,257	1,271	1,278	1,352	1,371	1,252

Two fatal mining-related accidents occurred in the Year on February 23 and July 12. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident.

Prior to the fatality on July 12, 2018, management had embarked on a detailed investigation to identify the causes of accidents which identified that employees require a significant change in their behaviour and supervisors must ensure that prescribed safety procedures are adhered to. The workforce has increased by about 500 over the last two years and especially new employees appear to be involved in accidents. Management, with the assistance of an external facilitator, has embarked on an initiative to retrain all employees on health and safety matters. A safety training facility (called the Nyanzvi initiative) has been established at the mine using dedicated facilities and specially trained facilitators. Two teams are withdrawn from production each week for a 5-day period to be retrained with particular focus on behavioural changes and reinforcing safety standards and practices. All supervisors have been retrained in basic rock engineering. As a result of this increased focus on safety training, there has been a reduction in the number of accidents and incidents. Safety training is an ongoing exercise and it will remain an area of focus for management.

4.2       Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Q1	2018	-	-	2,770	2,770
Q2	2018	-	-	3,048	3,048
Q3	2018	4	-	2,236	2,240
Q4	2018	-	-	2,086	2,086
Year 2018	2018	4		10,140	10,144

4.3        Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 11 quarters, the Year, the years 2015, 2016 and 2017 and January and February 2019 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
January	2019	37,540	3.32	93.4	3,736
February	2019	40,236	3.60	93.2	4,340

Gold production for the Quarter was 9.0% lower than the comparable quarter and 7.0% higher than the previous quarter. Gold production for the Year was 2.9% lower than in 2017. Production for the Quarter and the Year was adversely affected by lower than expected grades and, to a lesser extent, lower than planned tonnage. Tonnes milled and grade in the Quarter are discussed in section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in section 4.5 of this MD&A.

Production in January 2019 was affected by continued difficulties with grade; production in February 2019 was affected by the loss of production for several days due to repairs to the underground crusher and maintenance work on the No.4 shaft. More generally, production in January and February 2019 was also affected by low staff morale as a result of the sharp reduction in their spending power due to monetary conditions in Zimbabwe as discussed in section 4.9.

4.4	Underground

Tonnes milled in the Quarter were 1.9% higher than the comparable quarter and 1.6% higher than the preceding quarter. Tonnes milled in the Year were 2.5% higher than the previous year. The improvement in tonnes milled reflects the measures taken to address problems that had occurred in previous quarters and includes the introduction of long-hole stoping on safety grounds which tends to increase the tonnes mined per metre drilled, although, as discussed below, with a potential adverse effect on the realised grade due to mining dilution.

Notwithstanding the overall increase in tonnes milled, ore production in the Quarter was adversely affected by an increased number of shifts lost due to more unauthorised employee absences (“AWOLs”) and employee desertions. The number of man-hours worked in the Quarter was 1.25 million compared to 1.37 million in the previous quarter with the reduction mainly being due to an increase in AWOLs and desertions in November and December. There are many reasons for AWOLs and desertions and there are usually more of these events in the fourth quarter of every year. However, the number of AWOL cases and desertions in the Quarter (237 and 8, respectively) is higher than in previous years. Management believes that a contributory factor to this increase may be the economic hardship that is being felt by employees following the sharp reduction in their spending power since the introduction of new monetary policies in October 2018. This matter is discussed further in section 4.9 of this MD&A.

The grade in the Quarter was 9.7% lower than the comparable quarter although it was 4.8% higher than the preceding quarter. Grade in the Year was 4.7% lower than in 2017. Grade was adversely affected by excessive dilution at Blanket due to the introduction of long-hole stoping in the narrower reef width areas due to safety considerations. The use of long-hole stoping, in addition to being safer than sublevel benching, has the potential to be more efficient if drilling is accurate enough to avoid overbreak and consequent grade dilution. Management continues to take corrective measures to improve the accuracy of drilling which include the improved training of drill operators, intensified geological control, reviewing blasting techniques and technology and reducing the sublevel vertical spacing from 15 meters to 10 meters. These measures appear to have had some effect: by February 2019 the achieved grade has improved towards target and this improvement has continued into March.

Primary development advanced in the Quarter by 1,911 meters compared to 2,431 meters in the previous quarter. Development work in the Quarter was reduced because the target for the Year had been achieved and some crews were transferred to production. There was no reduction in development at Blanket below 750 metres and at the declines at AR South and AR Main where continued development is important to ensure that resources can be upgraded to reserves prior to mining.

4.5       Metallurgical Plant

Plant throughput in the Quarter was 74.5 tonnes per hour (“tph”) compared to 70.6 tph in the previous quarter. Recoveries in the Quarter were 92.8% compared to 92.6% in the previous quarter. The throughput achieved in the Quarter represents a new record for the primary mills.

Recoveries continue to be adversely affected by the low feed grade and the failure of the oxygen plant which is now beyond repair. As a temporary measure liquid oxygen is used but this comes at an increased cost. Lower oxygen concentrations also resulted in increased cyanide consumption, which in addition to increased lime consumption (due to a temporary deterioration in the quality of product supplied), contributed to increased consumable costs at the metallurgical plant.

A purchase agreement has been signed for an oxygen plant which is expected to be commissioned in mid-2019, subject to the availability of the necessary foreign currency to fund the final purchase installment.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[3], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[3], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) the ECI; and

iii.	All-in cost per ounce[3], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to December 31		12 Months to December 31
	2017	2018	2017	2018
On-mine cost[3]	556	688	633	690
All-in sustaining cost[3]	901	774	847	802
All-in cost[3]	1,113	1,007	1,162	1,128

Per-ounce costs are calculated based on gold ounces sold and not produced, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-Mine costs

On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. The on-mine cost per ounce of gold sold in the Quarter increased by 23.7% compared to the comparable quarter due to the lower grade and higher costs of labour, variable consumables and electricity.

As discussed in section 4.4, the grade in the Quarter was 9.7% lower than the comparable quarter. A lower grade has an adverse effect on on-mine cost per ounce because on-mine costs are generally related to tonnes of production – if each tonne mined and processed contains less gold, a lower grade will result in a higher cost per ounce even if costs remain unchanged.

Labour costs in the Quarter were 14% higher than the comparable quarter due to the reversal in the comparable quarter of an accrual for a 2017 production bonus which reduced the charge for that quarter. On an annual basis, labour costs for the Year were unchanged from the previous year.

Variable consumable costs for the Quarter were higher due to increased costs for cyanide, explosives and grinding media; the consumption rate for cyanide was also higher due to the lack of oxygen in the CIL process pending the installation of the new oxygen plant later in 2019.

The electricity cost in the Quarter increased due to a budgeted increase in electricity consumption.

On-mine costs per once of gold sold in the Year increased by 9% compared to the previous year. As noted in the discussion above of on-mine costs for the Quarter, the cost per ounce for the Year was adversely affected by the lower grade, which was 4% lower than in the previous year. On-mine costs were also adversely affected by the increased costs of certain variable consumables and by the increased costs of the larger fleet of underground trackless equipment as more ore is mined from the declines.

__________________

3 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

All-in sustaining costs

All-in sustaining costs per ounce were 14.1% lower in the Quarter compared to the comparable quarter and 5.3% lower in the Year compared to the previous year. The reduction was due to the increased ECI which offset the effect of higher on-mine costs. The ECI increased from 2.5% to 10% with effect from February 1, 2018. The ECI is discussed further in the review of the profit or loss in section 3. G&A costs increased in the Quarter by 34.3% compared to the comparable quarter and by 9.4% in the Year compared to the previous year. G&A costs are analysed in note 13 to the Consolidated Financial Statements. The increase in the Quarter compared to the comparable quarter was due to increases in investor relations and advisory fees (both of which fluctuate depending on activity levels), audit fees and employee costs. The increase for the Year was due to higher investor relations and employee costs; advisory costs for the Year were lower than the previous year. G&A costs for the Year includes costs of $212 (2017; $142) in respect of Eersteling – no further costs in respect of Eersteling are expected to be incurred following its sale as discussed in section 4.11.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in section 4.7 of this MD&A.

4.7       Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. Continued exploration has improved the understanding of the ore bodies and has resulted in progressive increases in resources below 750 metres. Accordingly, in November 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 meters. Progress on sinking the shaft since late 2017 has been adversely affected by the increased frequency of power trips due to the unstable incoming supply from the grid. Due to these delays in the previous MD&A we announced that the vertical shaft sinking will be reduced by one level and the shaft will be sunk to a depth of 1,204 metres. The fourth level is intended to be added via a decline construction of which will start in due course. The decline will put the mine in a good position to go deeper in future if needed without affecting the hoisting at the then operational Central Shaft.

The Central Shaft is currently at a depth of 1,150 meters, unchanged from the end of the previous quarter. Work in the Quarter was focussed on developing the haulage on 870 meters towards Blanket, which extended by 152 meters and is expected to link to the existing workings at Blanket towards the end of the first quarter of 2019. The final section of the shaft to the planned depth is expected to be completed in mid-2019 after which shaft equipping can commence.

Work on underground development has been hampered by the unstable electricity supply which has caused frequent power outages. The shortage of foreign currency has also meant that we have had to postpone the purchase of some equipment. In light of these difficulties, although the Central Shaft will be completed as scheduled, the ramp-up of production will be slower than expected: production in 2021 is expected to be approximately 75,000 ounces, increasing to the target rate of 80,000 ounces in 2022. Our ability to achieve these milestones will depend on the availability of foreign currency.

4.8       Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at December 31, 2018 was $30.99 million (December 31, 2017: $31.05 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket declared dividends of $1.75 million in the Quarter which resulted in a small reduction on the outstanding balance of the facilitation loans in the Quarter. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.19 million at December 31, 2018 (December 31, 2017; $2.84 million).

On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflects the general lowering of interest rates in Zimbabwe.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 6 to the Consolidated Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that the indigenisation policy would be relaxed, including the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold approximately 6.4% of Caledonia’s diluted equity. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities including the RBZ and the Zimbabwe Revenue Authority. Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

4.9       Zimbabwe Monetary Conditions

The shortage of foreign currency has been a long-standing difficulty in Zimbabwe; however, the situation has worsened following a policy announcement by the RBZ on October 1, 2018. Although several gold mining operators in Zimbabwe have suspended operations due to the shortage of foreign currency which has impeded their ability to purchase consumables, production at Blanket has continued without interruption.

On October 1, 2018 the RBZ published a monetary policy statement which, inter alia, introduced several measures the most significant of which were that:

•	bank accounts in Zimbabwe were bifurcated between FCA, which could be used to make international payments, and local Dollar accounts, known as RTGS accounts which could only be used for domestic transactions. Previously all bank accounts in Zimbabwe were in the RTGS system;

•	gold producers, which include Caledonia’s subsidiary, Blanket Mine, would receive 30% of their sales proceeds into an FCA and the balance would be paid into their RTGS account. Before the monetary policy statement of October 1, 2018 Blanket and other gold producers received 100% of their sale proceeds into their RTGS accounts. If a gold producer required access to foreign currency to make a payment outside Zimbabwe (e.g. to purchase consumables or capital equipment from a supplier outside Zimbabwe), the producer made an application to the RBZ for the necessary foreign currency to be made available. Blanket and Caledonia operated satisfactorily under this system, although it required constant management attention to ensure that sufficient foreign currency was made available; and
•	the RBZ stipulated that a Dollar in the RTGS system was worth a Dollar in an FCA. Although informal (and illegal) trading after October 1, 2018 demonstrated that the commercial value of an RTGS Dollar was substantially lower than the value of an FCA Dollar, the Government adhered to this policy - RTGS payments made by Blanket to Government agencies and government-owned entities (e.g. tax payments and payments to the state-owned electricity company) continued to be effected on a 1:1 basis. The RBZ also continued to make allocations of foreign currency from RTGS accounts on a 1:1 basis.

The new policy had several implications for Blanket and Caledonia, which included:

•	products and services procured in Zimbabwe became more expensive in RTGS Dollars. Despite the stipulation that a Dollar in an FCA had the same value as a Dollar in a RTGS account, after the implementation of this policy vendors who previously accepted RTGS Dollars at par required prices which are 5 to 6 times higher than their previous RTGS prices; alternatively, they required payment from an FCA. Where possible, Blanket switched procurement to suppliers outside Zimbabwe but in some instances this still resulted in a higher cost due to transport charges; and

•	Blanket’s employees’ purchasing power was eroded because RTGS-denominated consumer prices increased. However, Blanket had insufficient FCA funds to make significant FCA payments to employees. Due to the stipulated 1:1 exchange rate, any increase in RTGS-denominated salaries to compensate fully for the deterioration in spending power would have rendered commercial operations uneconomic.

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners had intensive engagement with the Government of Zimbabwe and the RBZ to explain that a 30% FCA allocation was insufficient for gold miners to fund the import of consumables and services that are required to maintain their operations. As a result of this engagement, from November 12, 2018 gold miners have received 55% of their sales proceeds into their FCA.

A 55% allocation is insufficient to allow Blanket to continue normal mining operations and also to fully implement the investment plan as scheduled. The RBZ considers requests for additional foreign currency in specific circumstances from individual gold miners and Caledonia has continued its engagement with the RBZ and the government to secure the additional foreign currency it requires. This requirement to make specific application for foreign currency is no different from the situation which existed before the implementation of the new policy.

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between currency held in the RTGS system and the FCA system. In terms of this new policy, Gold producers will continue to receive 55% of their sales proceeds in FCA and the balance will be received in RTGS Dollars at the prevailing inter-bank rate. Blanket will use the RTGS component of its revenues to settle its local liabilities (wages, taxation, electricity and local procurement); the FCA component of its revenues will be used to fund offshore purchases.

It is hoped that this mechanism will address the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices.

Provided the RTGS to FCA exchange rate is efficient and Blanket continues to receive the amounts due promptly, in full and at an exchange rate which reflects economic fundamentals, management is optimistic the revised policy may create a more stable environment. Investors should recognize that Blanket’s ability to implement its investment plan and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

The policy statement also resulted in the termination of the ECI programme. On February 27, 2019 Caledonia announced that the termination of the ECI programme would reduce Caledonia’s earnings per share for 2019 by approximately 40 to 46 cents per share, assuming a gold price of $1,300 per ounce.

4.10       Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in Section 4.7 the Company is sinking a new shaft to a depth of 1,204 meters. Once commissioned, the shaft should allow production to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. Subject to the continued availability of foreign currency (as discussed in section 4.9), Caledonia intends to continue to implement the Central Shaft project.

As discussed in section 5.1, on September 20, 2018 Caledonia announced a further upgrade to the resource base at Blanket. Total Measured and Indicated gold ounces at Blanket increased by 13% to 805,000 ounces as at July 2018. Inferred gold resources at Blanket increased by 9% to 963,000 ounces as at July 2018. This further increase in resources vindicates the decision taken in November 2017 to extend the Central Shaft. As a result of the resource upgrade in September 2018, Blanket’s life of mine plan has been extended by a further 3 years from 2031 to 2034.

Production Guidance

On October 11, 2018 the Company reduced and narrowed the range of 2018 production guidance from 55,000 to 59,000 ounces to a range of between 54,000 and 56,000 ounces. Production for the Year was 54,511, which is within the guidance range. Production guidance for 2019 is between 53,000 and 56,000 ounces. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

The estimated on-mine cost for 2018 was in the range of $650 to $685 per ounce and the estimated AISC for 2018 was reduced from the range of $845 to $890 per ounce to a range of $750 to $795 per ounce following the increased value of the ECI which increased from 2.5% of revenues to 10% of revenues from February 1, 2018. The actual on-mine cost per ounce for the Year was $690 and actual AISC per ounce for the Year was $802 – both marginally higher than guidance. Costs are discussed further in section 4.6; the main reason for the cost overrun against guidance was the lower grade. As discussed in section 4.6, on a cost per tonne basis, costs remain well controlled.

On-mine cost guidance for 2019 is in the range of $735 to $817 per ounce; guidance for AISC is $933 to $1,022 per ounce. The guidance for on-mine cost per ounce is 13 to 20% higher than on-mine cost per ounce in 2018 because in 2019 it is anticipated that Blanket’s employees will qualify for a production bonus (on the assumption that they achieve target), whereas in 2018 no production bonus was payable. On mine costs are also expected to be higher in 2019 due to the increased cost of cyanide, grinding media and drill steels and the increased cost of the expanded fleet of trackless equipment which is used in the declines.

The guidance for AISC per ounce in 2019 is higher than AISC per ounce in 2018 – the increase is largely due to the projected increase in on-mine costs and the removal of the ECI as discussed in section 4.9

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Earnings Guidance

Guidance for adjusted earnings per share for 2018 was in the range of 140 to 150 cents per share. Actual adjusted earnings per share for 2018 was 131.5 cents – 6% below guidance. The shortfall against guidance was due to higher than expected operating costs which, as explained in section 4.6, was largely due to the lower than anticipated grade and a smaller deferred tax charge (which is the main adjusting factor between earnings per share calculated on an IFRS basis and adjusted earnings per share).

Guidance for adjusted earnings per share for 2019 is 86 to 117 cents assuming a gold price of $1,300 per ounce and assuming the production and cost targets set out above are achieved.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

The Company’s ability to achieve the production, cost and earnings guidance set out above will be influenced by many factors which are discussed in section 17 of this MD&A.

Changes in Indigenisation Legislation

As discussed in section 4.8 of this MD&A, following changes in legislation, Caledonia has entered into a sale agreement to acquire a further 15% of Blanket and it will evaluate the potential to buy back the shareholding of NIEEF. Any transactions would reflect the value of the indigenous shareholder’s shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on any transaction with NIEEF nor that the conditions to the sale agreement with Fremiro will be fulfilled.

Strategy

Caledonia’s strategic focus is on implementing the Central Shaft project at Blanket on schedule and within budget. Subject to the continued availability of foreign currency, Caledonia’s board and management believe the successful implementation of the Central Shaft remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

4.11       Sale of Eersteling

Eersteling is a South African subsidiary, consolidated as part of the Company, that has been on care and maintenance since 1997.

Rock Dump sale

On May 31, 2018 the Group entered into an agreement to sell two Eersteling rock dumps. The two rock dumps were sold for ZAR 1 million ($79) and ZAR 2 million ($138) each and the proceeds were received in full as at December 31, 2018. The sales receipts for the rock dumps were included as other income in the statement of profit or loss and other comprehensive income.

Sale of Subsidiary

On July 12, 2016 the Group entered into a Share sale agreement to sell the shares of Eersteling. It was agreed that the purchase price be settled through a non-refundable deposit of ZAR5 million and a payment of $3 million. By December 31, 2017 ZAR2 million of the non-refundable deposit was received but the agreement had expired as no further payment had been received.

On May 31, 2018 the Group entered into a new agreement to amend the initial share sale agreement. The amended share sale agreement allowed for a purchase price of $3 million (or the ZAR equivalent) settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspensive, subject to the conclusion of the rock dump sale and for the purchaser to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13.9 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to the purchaser and the Group relinquished control.

5 EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1       Blanket Exploration

3,674 meters were drilled in the Quarter compared to 6,217 meters in the previous quarter. 18,551 meters were drilled in the Year compared to 24,967 meters in the previous year. Drilling has been focussed on three areas: AR South, Eroica and Blanket Section. The drilling program has had a good degree of success with indications that mineralisation extends beyond the deepest hole yet drilled (approximately 1,150 meters below surface).

On September 20, 2018 the Company announced an upgrade to the resource base at Blanket based on development and diamond core drilling that has been completed up to the end of July 2018 and combined with improvements to the geological model. The total Measured and Indicated gold ounces at Blanket increased by 13 per cent from 714,000 ounces, in August 2017, to 805,000 ounces as at July 2018. Inferred gold resources at Blanket increased by 9% from 887,000 ounces, in August 2017, to 963,000 ounces as at July 2018.

Blanket Total Resources (effective July 31, 2018)
	Tonnes (Mt)		Grade (g/t)		Contained Gold (k.oz)
Resource Category	Jul 2018	Aug 2017	Jul 2018	Aug 2017	Jul 2018	Aug 2017	% change
Measured (M)	2.01	1.81	3.80	3.90	245	227	8%
Indicated (I)	4.73	3.81	3.68	3.98	560	488	15%
Total M&I	6.74	5.62	3.72	3.95	805	714	13%
Inferred	6.63	5.53	4.52	4.99	963	887	9%

Notes:

1. Tonnages refer to in-situ tonnes prior to the application of modifying factors.

2. All figures are in metric tonnes.

3. Pay limit for Blanket Mine is 2.10 g/t.

4. Pay limit based on: gold = USD1,240/oz; Direct Cash Cost (C1) = 71 USD/t milled.

5. Tonnage and grade have been rounded and this may result in minor adding discrepancies.

6.	Refer to technical report dated 13 February 2018 entitled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for all other key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves and risks that could materially affect the potential development of the mineral resources or mineral reserves.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

The above tables use the terms “inferred resources” and “indicated resources.” While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

All resources for Blanket are shown on a 100% basis; Caledonia owns 49% of Blanket.

The resource estimates set out above have been reviewed and approved by Paul Matthews, Caledonia’s Qualified Person.

Caledonia adopts a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into resource inventory. Resources that are below the pay limit are reviewed on an annual basis.

The upgrade resulted in a modest decline in the average grade of the resources in the Indicated and Inferred categories as a result of additional infill drilling data, improvements in the definition of the geological models, additional lower grade resources in peripheral areas and upward movements of resources between categories. However, the average resource grade remains well above the current mill feed grade of 3.3g/t. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

The increase in Measured and Indicated resources has increased the Proven reserves and Indicated resources that may be used in the life of mine plan by 10 per cent from 4.52 million tonnes used for the Technical Report published in December 2017, to 4.98 million tonnes currently. As a result of the resource upgrade, Blanket has extended its life of mine plan by a further three years to 2034.

The resource upgrade marks the seventh successive year of sustained resource growth at Blanket. Blanket’s resources have grown by approximately 86% since 2011 despite mining over 300,000 ounces over this period.

5.2       Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 237 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties have been focused on the GG and the Mascot exploration prospects which, based on past production records, are believed to have the greatest potential. Due to the continued high level of capital investment on the Central Shaft and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

6.	INVESTING

An analysis of investment in the Quarter, the Year, the preceding three quarters and the years 2016 and 2017 is set out below.

($’000’s)	2016 Year	2017 Year	2018 Q1	2018 Q2	2018 Q3	2018 Q4	2018 Year
Total Investment	19,159	20,949	5,186	5,637	5,245	3,847	19,915
Blanket	19,146	20,939	5,185	5,633	5,238	3,844	19,900
Other	13	10	1	4	7	3	15

Investment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A. Investment that takes place other than at Blanket largely comprises capital items that are purchased by Caledonia in South Africa which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter or the Year. The Company currently has no plans to raise equity. Blanket has an unsecured $4 million overdraft facility in Zimbabwe which is repayable on demand. As at December 31, 2018 the facility was undrawn. In October 2016 Blanket drew down a $3 million two-year term facility, the last installment of which was repaid in the Quarter. In December 2018, Blanket drew down a $6 million 3-year facility which is re-payable by a single bullet payment in December 2021.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at December 31, 2018 and at the end of each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Sept 30 2017	Dec 31 2017	Mar 31 2018	June 30 2018	Sept 30 2018	Dec 31 2018
Overdraft	-	311	1,604	2,749	3,931	-
Term facility	1,999	1,486	1,117	746	374	5,960
Cash and cash equivalents in the statement of cashflows (net of overdraft)	11,830	12,756	13,380	5,308	5,896	11,187
Working capital	11,828	12,311	12,593	11,119	10,151	15,970

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and has a three-year term at draw-down in December 2018 with a single bullet repayment in December 2021. The Company’s liquid assets as at December 31, 2018 exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $30.99 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Consolidated Financial Statements). The Company had the following contractual obligations at December 31, 2018:

Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	10,051	—	—	—	10,051
Term loan	—	5,960	—	—	5,960
Provisions	239	137	670	2,263	3,309
Capital expenditure commitments	3,981	—	—	—	3,981

The capital expenditure commitments relate primarily to the new oxygen plant and materials and equipment which have been ordered by Caledonia in South Africa to equip the Central Shaft once the shaft sinking phase has been completed. In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $16 million between March 2019 and December 2019 which is not yet committed and a further $26 million in the years 2020 and 2021, which is also uncommitted. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Central Shaft which is discussed in section 4.7 of this MD&A. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of December 31, 2018, Caledonia had potential liabilities for rehabilitation work on Blanket and Eersteling – if and when those mines are permanently closed – at an estimated discounted cost of $3.9 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1       Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to December 31		12 Months to December 31
	2017	2018	2017	2018
Production cost (IFRS)	9,188	10,060	36,180	39,315
Cash settled share-based payment expense included in production cost	(311)	(43)	(311)	(43)
Less exploration and site restoration costs	(602)	(255)	(933)	(1,003)
Other cost and intercompany adjustments	396	222	563	(395)
On-mine production cost	8,671	9,984	35,499	37,874
Gold sales (oz)	15,594	14,510	56,059	54,899
On-mine costs per ounce ($/oz)	556	688	633	690

Royalty	986	877	3,498	3,426
Export credit incentive	(689)	(1,830)	(2,446)	(6,482)
Exploration, remediation and permitting cost	245	63	316	305
Sustaining capital development	2,809	459	3,509	2,154
Administrative expenses	1,370	1,840	5,911	6,465
Silver by-product credit	(18)	(14)	(74)	(61)
Share-based payment expense	680	(151)	976	315
Share-based payment expense included in production cost	—	—	311	43
All in sustaining cost	14,054	11,228	47,500	44,039
Gold sales (oz)	15,594	14,510	56,059	54,899
All-in sustaining costs per ounce ($/oz)	901	774	847	802

Permitting and exploration expenses	46	—	183	132
Non-sustaining capital expenses	3,256	3,387	17,441	17,760
Total all in cost	17,356	14,615	65,124	61,931
Gold sales (oz)	15,594	14,510	56,059	54,899
All-in costs per ounce ($/oz)	1,113	1,007	1,162	1,128

10.2       Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to December 31		12 Months to December 31
	2017	2018	2017	2018
Revenue (IFRS)	19,599	17,495	69,762	68,399
Revenues from sales of silver	(18)	(14)	(74)	(61)
Revenues from sales of gold	19,581	17,481	69,688	68,338
Gold ounces sold (oz)	15,594	14,510	56,059	54,899
Average realised gold price per ounce (US$/oz)	1,256	1,205	1,243	1,245

10.3       Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to December 31		12 Months to December 31
	2017	2018	2017	2018
Profit attributable to owners of the Company (IFRS)	3,232	2,784	9,384	10,766
Add back/(deduct) amounts attributable to owners of the company in respect of:
IAS 19 adjustment	50	(20)	100	90
Equity-settled share-based payments	—	—	806	14
Foreign exchange	396	(337)	380	(223)
Deferred tax	1,408	177	3,696	3,662
Provident fund surplus	—	(363)	—	(363)
Adjusted profit	5,086	2,241	14,366	13,946
Weighted average shares in issue (m)*	10,608	10,604	10,608	10,604
Adjusted EPS (cents)	47.9	21.1	135.4	131.5

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter or for the Year.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Consolidated Financial Statements which have been publicly filed on SEDAR at www.sedar.com. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

i)                 Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 16.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At December 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)          Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)          Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)            Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Consolidated Financial Statements.

vi)           Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•   correlation between drill-holes intersections where multiple reefs are intersected;

•   continuity of mineralisation between drill-hole intersections within recognised reefs; and

•   appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•   the gold price based on current market price and the Group’s assessment of future prices;

•   estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•   cut-off grade;

•   dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•   planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the price of gold exceeded $1,195 per ounce. In January 2019 Caledonia entered into gold price hedging contracts for the 5 months from February 2019 until June 2019 for 22,500 ounces of production through the purchase of put options with a strike price of $1,250 per ounce. The hedge will ensure that Caledonia receives a minimum price of $1,250 per ounce of gold for the duration of the contracts whilst maintaining full upside participation. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price, Blanket’s production rate and cash generation capacity and Blanket’s capital expenditure programme.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in January 2019; the VAT receivable is within the agreed terms of such refunds.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan was repayable in equal quarterly instalments from January 2017 to October 2018 and has now been repaid. A new three-year facility was drawn down in December 2018 and is repayable in a single payment in December 2021.

v)	Currency risk

As at December 31, 2018 a small proportion of Caledonia’s assets, financial instruments and transactions were denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States Dollars in the Consolidated Financial Statements.

The fluctuation of the United States Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

On 20 February 2019, the RBZ issued a monetary policy statement as discussed in section 4.9. This policy may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS Dollars being subject to fluctuations in the exchange rate between RTGS and FCA Dollars.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which was paid on July 28, 2017, on October 27, 2017 and on January 26, 2018, April 27, 2018, July 27, 2018, October 26, 2018 and January 25, 2019. The dividend of 6.875 US cents per share effectively maintains the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 United States cents per quarter is Caledonia’s current dividend policy. As discussed in section 4.9, monetary conditions in Zimbabwe have worsened since mid-October and there is an increased risk that Caledonia will not be able to effect payments from Zimbabwe which are sufficient to fund further dividend payments.

15.	MANAGEMENT AND BOARD

There were no changes to management or the board in the period under review.

16.	SECURITIES OUTSTANDING

As at March 21, 2019 Caledonia had 10,696,817 common shares issued. As at March 21, 2019 outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price		Expiry Date
	Canadian $
5,000	4.00		Oct 8, 2020
18,000	11.50		Oct 13, 2021
5,000	8.10		May 30, 2022
10,000	9.30	[4]	Aug 25, 2024
38,000

              ____________________

4 The exercise price of CAD$9.30 per share for these options was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

Caledonia’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,031,681 shares at March 21, 2019 on the assumption that all the LTIPs are settled in cash, at the option of the LTIP holder.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange rates and credit risks are considered in notes 7 and 31 to the Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising further third-party financing in addition to the existing debt facilities at Blanket. Caledonia currently has sufficient cash resources and debt facilities and continues to generate sufficient cash to cover all of its anticipated investment needs.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. A discussed in section 4.9, there has been a deterioration in the availability of foreign currency and changes in the banking environment relating to payments from Zimbabwe. No assurance can be given that sufficient foreign currency will continue to be available.
•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia holds a 5-month hedge over 100% of Blanket’s projected gold production from February 2019 to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency to make payments from Zimbabwe; risks relating to inflationary pressures as mentioned in section 4.9; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Government of Zimbabwe is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of December 31, 2018. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2018, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR as at December 31, 2018. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at December 31, 2018, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.